

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2012

<u>Via E-mail</u>
Mr. Charles O'Dowd
President and Chief Executive Officer
ABCO Energy, Inc.
100 E. Fort Lowell Road
Tucson, Arizona 85719

> **Re: ABCO Energy, Inc.**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed July 23, 2012**
> **File No. 024-10226**

Dear Mr. O'Dowd:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We partially reissue comment one of our letter dated June 26, 2012. We note several remaining references in the offering statement that imply that the shares being offered will be registered. Please revise your disclosure throughout the offering statement as appropriate. For example, we note your risk factor disclosure "We may incur significant costs as a public company to ensure compliance …" on page 17, the first sentence under Plan of Distribution on page 22, the heading Description of Securities to be Registered on page 38, and the first sentence under Interests of Named Experts and Counsel on page 39.

2. We reissue comment two of our letter dated June 26, 2012. Please sequentially number the offering statement (in addition to any internal numbering which otherwise may be present) from the first page of the document through the last page and any exhibits or attachments

thereto. Also include the total number of pages contained in a numbered original on the first page of the offering statement. See Rule 252(b) of Regulation A.

Item 1. Significant Parties, page 2

3. We note your response to comment 5 of our letter dated June 26, 2012. Please revise to provide the residential address for counsel to the issuer in response to Item 1(h).

4. We partially reissue comment six of our letter dated June 26, 2012. We note your disclosure in Item 1(f) that your promoters are Mr. O'Dowd and Mr. Marx. Please reconcile this disclosure with your disclosure in the last paragraph of page 34, where you indicate that Mr. O'Dowd and Mr. Shorey are promoters.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 3

5. It is unclear why you state that the "aggregate offering price was $ __ per share." For the sake of clarity, please revise your disclosure as appropriate.

6. We note your disclosure under Item 5(c) on page five. Please revise to also state briefly the facts relied upon for making the described offerings under Regulation S.

Part II—Offering Circular
Cover Page, page 6

7. We partially reissue comment 11 of our letter dated June 26, 2012. For the sake of clarity, please move the footnote disclosure regarding the minimum number of shares to be purchased to the first paragraph of the cover page or similar prominent location.

8. Please move the disclosure that there is a very limited market for the company's securities into the first paragraph of the cover page or a similar prominent location.

9. It is unclear why you refer to the company accepting or rejecting the "redemption" in the first full paragraph of page seven. Please revise to clarify that you are referring to the "subscription," if true.

10. We note your reference to the Risk Factors section on page 9 of the cover page, the reference to page 10 in the Summary Section, and the reference to page 11 in the Offerings section. Please revise to clearly indicate the beginning of the Risk Factors section throughout your document.

Risk Factors, page 13
Our Operating Results Will Be Volatile and Difficult to Predict. If The Company Fails …, page 13

11. We note your statement that "increased labor costs that can affect demand for our internet product …." Please revise to clarify the meaning of your statement.

Dilution, page 21

12. We note your statement that "Net tangible book value is the amount that results from subtracting total liabilities from total assets." Please revise to clearly indicate that net tangible book value is the amount that results from subtracting total liabilities from total tangible assets.

13. We note your statement that at March 31, 2012 there were 19,362,436 shares outstanding. We also note your statement in the Summary section that there were 19,349,686 shares outstanding. Please revise as appropriate.

Plan of Distribution, page 22

14. We note your new disclosure in the second full paragraph of page 23 that indicates the offering will have a minimum of $1,250,000 and that funds will be held in escrow until termination if such minimum is not met. Please reconcile this disclosure with your disclosure elsewhere that indicates that there is no minimum to the offering and that subscription funds will be escrowed for no more than ten business days. See, for example, your disclosure in the first full paragraph of page seven and under The Offering on page eleven.

15. We note your response to comment 28. Please note that there is no post-effective amendment process to an offering statement in a Regulation A offering. Please revise your disclosure as appropriate.

A Very Limited Market For Our Shares, page 24

16. We partially reissue comment 29 of our letter dated June 26, 2012. We note your disclosure that you may file either an S-1 registration statement or a Form 8-A to become a reporting company. It is unclear how you would file a Form 8-A to become a reporting company. Please advise or revise your disclosure to clarify.

Management, page 34
Directors, Executive Officers, Promoters and Control Persons, page 34

17. We partially reissue comment 39 of our letter dated June 26, 2012. We note your added disclosure that Mr. O'Dowd has worked full time for ABCO Energy since 2009. Please revise to clarify which positions he held with the Company or its predecessors. In this regard we note that his appointment date as CEO, President and Secretary is listed as July 1, 2011 in the table on page 35.

18. We note your disclosure that Mr. Marx "does not draw a salary or work as an employee" of the Company. Please revise to clarify his relationship with the Company in light of his title of "VP".

Consolidated Financial Statements, page 40

19. We note your response to our prior comment 46. However, considering the magnitude of the changes arising from the correction of errors in previously issued financial statements, please revise to clearly indicate on the face of your financial statements that they have been restated and provide disclosures required by FASB ASC 250-10-50-7 or tell us why you believe no revision is necessary.

Consolidated Statement of Operations, page 42

20. We note your response to our prior comment 47 that preferred dividends have been deducted below income from operations. However, as stated in our prior comments you need to present preferred dividends below <u>net</u> income, not <u>operating</u> income. As a result, our comment is reissued. Please revise your presentation of preferred dividends as follows:

    - present separately preferred dividends on the face of the income statement below <u>net</u> income (loss) in computing loss applicable to common stockholders and,

    - clearly identify preferred dividends on the face of your financial statements (i.e. not identified as interest expense).

21. We note your revised disclosures in response to prior comment 48. However, we note that net income per share for the three months ended March 31, 2012 has not been revised as stated in your response. Please revise net income per share for the three months ended March 31, 2012 to $0.00, consistent with your response, or tell us why you believe no revision is required.

Exhibit Index, page 55

22. Please re-file the exhibits to the Form 1-A and revise the exhibits index to identify the location of each exhibit under the sequential page numbering system for the Form 1-A. See Item 1(c) of Part III of Form 1-A. In this regard, we note that you continue to fail to comply with comment 53 of our letter dated June 26, 2012 and similar previous comments and have failed to sequentially number the Form 1-A despite several comments similar to comment two of our letter dated June 26, 2012.

Exhibits

23. Please file the escrow agreement with Bank of America as an exhibit to the offering statement.

Exhibit 3.1 - Amended Form of Subscription Agreement

24. We note your response to comment 55 of our letter dated June 26, 2012 and reissue it. It appears that the Nevada Corporation Law section you cite only addresses the irrevocability of a subscription for shares of a corporation to be organized. Please advise us how, under applicable state law, the offer to subscribe to purchase shares can legally be an irrevocable offer to purchase those shares.

25. We partially reissue comment 56 of our letter dated June 26, 2012.   The representations required in Sections 2 and 3 of the subscription agreement that subscribers have carefully read the offering circular and risk factors and have decided to subscribe based on their independent investigation and evaluation and the representation that the subscriber is "knowledgeable and experienced" should be deleted, *unless* such representation is included because of state law or other requirement. In that event, in addition to the prominent statement you have added regarding non-waiver of any right of action under applicable securities laws, a copy of the requirement should be furnished to us as supplemental information. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. We may have further comment.

Exhibit 12 – Opinion of Counsel

26. We note your statement in the second paragraph that "I am an attorney at law, licensed to practice in the State of California since December, 1985. In my years of practice I have made myself familiar with the laws and practice in other States outside of California. In issuing this opinion, I researched matters of Nevada law related to the below opinion." Please note that the legality opinion may not 'carve out' or indicate that counsel is not qualified to opine on Nevada law. Please revise to provide an appropriate legality opinion regarding Nevada law.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact James Giugliano at (202) 551-3319 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Shaz Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director